Exhibit 2.2

November 18, 2014

MoGas Energy, LLC
Three Charles River Place
63 Kendrick Street
Needham, MA 02494
Attention: Mr. Jose Torres-Monllor

Re:	Amendment to Limited Liability Company Interests Purchase Agreement

Dear Sir:

Reference is made to that certain Limited Liability Company Interests Purchase Agreement, dated as of November 17, 2014 (the “Purchase Agreement”), by and between CorEnergy Infrastructure Trust, Inc. (“Purchaser”) and Mogas Energy, LLC (“Seller”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Purchase Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.            Required Closing Working Capital. The second sentence of Section 2.2(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“The Purchase Price shall be increased on a dollar-for-dollar basis by the amount, if any, by which Working Capital as of the Closing exceeds ONE MILLION EIGHT HUNDRED THOUSAND DOLLARS ($1,800,000) (the “Required Closing Working Capital”), or decreased on a dollar-for-dollar basis by the amount, if any, by which Required Closing Working Capital exceeds Working Capital as of the Closing.

2.            Estimated Working Capital. Seller agrees that Estimated Working Capital will be determined by comparing the Working Capital as set forth on the Estimated Closing Balance Sheet to Required Closing Working Capital as modified by Paragraph 1 of this letter agreement.

3.            Continued Effectiveness of the Purchase Agreement. Except as otherwise expressly provided in this letter agreement, the Purchase Agreement will remain in full force and effect in accordance with its terms.

4.            Amendments. This letter agreement may be amended only by a written instrument duly executed on behalf of each Party.

5.            Execution and Delivery. This letter agreement may be executed in one or more counterparts, each of which will be considered one and the same agreement. This letter agreement may be delivered by the electronic exchange, receipt confirmed, of executed signature pages (e.g., by fax transmission or email), and any printed or copied version of any signature page so delivered will have the same force and effect as an originally executed version of such signature page.

Exhibit 2.2

6.            Successors and Assigns. This letter agreement accrues to the benefit of, and is binding upon and enforceable against, each party and its respective successors and assigns.

7.            Governing Law. This letter agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York, without giving effect to the principles of conflicts of law.

[signature page follows]

Exhibit 2.2

If Seller agrees with the terms set forth above, please so indicate by counter-signing this letter agreement in the space provided for that purpose below.

Very truly yours,

CorEnergy Infrastructure Trust, Inc.

By:	/s/ David J. Schulte

Name:	David J. Schulte

Title:	Chief Executive Officer

ACCEPTED and AGREED as of the date first written above.

Mogas Energy, LLC

By:	/s/ Jose A. Torres Monllor

Name:	Jose A. Torres Monllor

Title:	Vice President